EXCLUSIVE APPAREL, INC.
8860 Greenlawn Street
Riverside, CA 92508

September 7, 2009

VIA FACSIMILE (703) 813-6963

Tia Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
CF/AD 9
100 F Street N.E.
Washington D.C. 20549

Re:    Exclusive Apparel, Inc. (“Company”)

Dear Ms. Jenkins:

This letter is in response to your letter dated August 28, 2009.  On September 2, 2009 the Company filed an amendment to the 8K which was originally filed on August 13, 2009.  In that 8K/A the Company addressed the issue of the revocation of Moore and Associates Chartered by the PCAOB as requested.

In addition, you have requested that the Company address the issue of re-audit requirements.  The Company has notified its new auditors Seale and Beers, CPAs and they are prepared to re-audit the Company for the year ended December 31, 2008 if necessary.

If you have any question, please contact me.

Very truly yours,

EXCLUSIVE APPAREL, INC.

/s/ Georgette Mathers

Georgette Mathers
Chief Executive Officer